Exhibit 5

[QUEST DIAGNOSTICS INCORPORATED LETTERHEAD]

June 18, 2007

The Board of Directors

Quest Diagnostics Incorporated

1290 Wall Street West

Lyndhurst, NJ 07071

Dear Sirs:

I am Vice President, Secretary and Assistant General Counsel of Quest Diagnostics Incorporated (the “Registrant”) and am familiar with the preparation and filing of a Registration Statement on Form S-8 under the Securities Act of 1933, as amended, with respect to the registration of 621,474 additional shares of the Registrant’s Common Stock, $.01 par value (“Common Stock”), which may be issued by the Registrant pursuant to the AmeriPath Group Holdings, Inc. 2006 Stock Option and Restricted Stock Purchase Plan (the “Plan”).

In this connection, I have examined the originals, or copies certified to my satisfaction, of such corporate records of the Registrant, certificates of public officials and officers of the Registrant, and other documents as I deemed pertinent as a basis for the opinions hereinafter expressed.

Based upon the foregoing, and having regard for such legal consideration as I have deemed relevant, I am of the opinion that:

1.	The Registrant is a corporation duly incorporated and validly existing under the laws of the State of Delaware.

2.

The shares of the Registrant’s Common Stock to be sold by the Registrant pursuant to the Plan have been duly authorized, and when sold, issued and paid for as contemplated by the Plan, the shares of Common Stock will be validly issued, fully paid and non-assessable.

3.	The Plan is not a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

I consent to the filing of this opinion as an Exhibit to the Registration Statement referred to above.

Very truly yours. /s/ Leo C. Farrenkopf, Jr. Leo C. Farrenkopf, Jr.